Exhibit 99.13
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
The following unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Corgi International Limited (“Corgi”) and its subsidiaries as of September 30, 2006 with the historical balance sheet of Cards Inc. Limited (“Cards”) as of September 30, 2006 and the historical consolidated balance sheet of Master Replicas Inc. (“Master Replicas”) and its subsidiary as of September 30, 2006, giving effect to the merger of the three companies as if it had occurred on September 30, 2006, as acquisitions by Master Replicas Inc. using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.
The following unaudited pro forma condensed combined statements of income combine the historical consolidated statements of income of Corgi and its subsidiaries for the six month period ended September 30, 2006 and the twelve month period ended March 31, 2006 with the historical statements of income of Cards for the six month period ended September 30, 2006 and the twelve month period ended March 31, 2006 and the historical consolidated statement of income of Master Replicas Inc. and its subsidiary for the six month period ended September 30, 2006 and the twelve month period ended March 31, 2006, giving effect to the merger of the three companies as if it had occurred as of April 1, 2005 as acquisitions by Master Replicas using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.
For accounting purposes Master Replicas is considered to be acquiring both Corgi and Cards in the merger.
The historical fiscal year ends of Corgi, Cards and Master Replicas were March 31, July 31 and December 31, respectively. Following the merger, Master Replicas changed its fiscal year end to March 31.
The historical results of Corgi for the six month period ended September 30, 2006 and the twelve month period ended March 31, 2006 are derived from its unaudited consolidated statement of operations and comprehensive loss for the six months ended September 30, 2006, and its audited consolidated statement of operations and comprehensive loss for the year ended March 31, 2006, respectively. The historical balance sheet for Corgi is derived from its unaudited consolidated balance sheet as of September 30, 2006.
The historical results of Cards for the six month period ended September 30, 2006 are derived from its unaudited statement of income for the six months ended September 30, 2006. The historical results of Cards for the twelve month period ended March 31, 2006 are derived from its audited statement of income for the year ended July 31, 2006 adjusted to include its unaudited statement of income for the four months ended July 31, 2005 and exclude its unaudited statement of income for the four months ended July 31, 2006, respectively. The historical balance sheet for Cards is derived from its unaudited balance sheet as of September 30, 2006.
The historical results of Master Replicas for the six month period ended September 30, 2006 are derived from its unaudited statement of income for the six months ended September 30, 2006. The historical results of Master Replicas for the twelve month period ended March 31, 2006 are derived from its audited statement of income for the year ended December 31, 2005 adjusted to include its audited statement of income for the three months ended March 31, 2006 and exclude its unaudited statement of income for the three months ended March 31, 2005. The historical balance sheet for Master Replicas is derived from its unaudited balance sheet as of September 30, 2006.
Foreign currencies have been translated to U.S. dollars based on the historical currency exchange rate as of September 29, 2006, the last trading day of September 2006, for the balance sheets presented as of September 30, 2006. Foreign currencies have been translated to U.S. dollars based on the average historical currency exchange rates from April 1, 2005 to March 31, 2006 for the statements of income presented for the twelve month period ended March 31, 2006, and the average historical currency exchange rates from April 1, 2006 to September 29, 2006 for the statements of income presented for the six month period ended September 30, 2006.
The unaudited pro forma condensed combined financial statements included herein are presented for illustrative purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical financial statements and related notes thereto of Corgi International Limited, Cards Inc. Limited, and Master Replicas Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED

Pro Forma Combined Condensed Consolidated Balance Sheet
As of September 30, 2006
(U.S. Dollars in Thousands)

	Pro Forma Adjustments
		Master		Merger	Acquisition of	Acquisition of	Promissory	Equity	Debt	Preferred Stock	Disposition of		Eliminations
	Corgi	Replicas	Cards	Costs (A)	Cards (B)	Corgi (C)	Notes (D)	Financing (E)	Repayment (F)	and Warrants (G)	Zindart (H)	Subtotal	(I)	Pro Forma
	Historical	Historical	Historical											Combined
ASSETS
Current Assets:
Cash and Equivalents	517	621	—	(2,228)				17,499	(4,280)		(1,812)	10,317		10,318
Trade Accounts Receivable, Net	7,718	2,099	3,248									13,065	(656)	12,409
Inventories	5,833	5,924	8,015									19,772		19,772
Prepaid Expenses and Other Current Assets	4,473	1,161	1,458									7,092		7,092
Income Taxes Receivable	198	399	—									597		597
Deferred Tax Assets	—	705	727									1,432		1,432
Assets of Discontinued Operations	16,641	—	—								(16,641)	—		—

Total Current Assets	35,380	10,909	13,448	(2,228)	—	—	—	17,499	(4,280)	—	(18,453)	52,275	(656)	51,619
Property, Plant and Equipment, Net	6,732	258	271									7,261		7,261
Deferred Tax Assets	—	50	—									50		50
Goodwill and Other Intangible Assets	16,944	750	—	2,228	2,800	(10,064)						12,658		12,658
Other Assets	—	530	—									530		111

Total Assets	59,056	12,497	13,719	—	2,800	(10,064)	—	17,499	(4,280)	—	(18,453)	72,744	(656)	72,118

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-Term Debt	4,668	1,333	7,930				(2,446)		(3,977)			7,508		7,508
Current Obligations Under Capital Leases	—	1	11									12		12
Trade Accounts Payable	6,564	2,944	3,143									12,651	(656)	11,995
Receipts in Advance	609	187	—									796		796
Accrued Expenses	4,174	1,455	2,154				(212)		(303)			7,268		7,268
Income Taxes Payable	184	139	—									323		323
Liabilities of Discontinued Operations	18,301	—	—								(18,301)	—		—

Total Current Liabilities	34,500	6,059	13,238	—	—	—	(2,658)	—	(4,280)	—	(18,301)	28,558	(656)	27,902
Obligations Under Capital Leases, Non-Current	—	—	39									39		39
Long-Term Debt and Other Liabilities	2,446	1,040	—							(380)		3,106		3,106

Total Liabilities	36,946	7,099	13,277	—	—	—	(2,658)	—	(4,280)	(380)	(18,301)	31,703	(656)	31,047
Redeemable Convertible Preferred Stock	—	2,803	—							(2,803)		—		—
Stockholders’ Equity:
Preferred Stock	—	1	—			—						1		1
Common Stock and Addtl Paid-In Capital	46,469	1,850	187		3,055	(34,423)	1,794	17,499		3,183	(152)	39,462		39,462
Accumulated (Deficit) Retained Earnings	(26,005)	744	255		(255)	26,005	864		—			1,608		1,608
Accumulated Other Comprehensive Income	1,646	—	—			(1,646)						—		—

Total Stockholders’ Equity	22,110	2,595	442	—	2,800	(10,064)	2,658	17,499	—	3,183	(152)	41,071	—	41,071

Total Liabilities and Stockholders’ Equity	59,056	12,497	13,719	—	2,800	(10,064)	0	17,499	(4,280)	—	(18,453)	72,774	(656)	72,118

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
Unaudited Pro Forma Condensed Combined Statement of Income
For the Six Months Ended September 30, 2006
(U.S. Dollars in Thousands, Except Share Data)

				Pro Forma Adjustments
				Amortization of	Promissory	Debt	Preferred Stock		Eliminations
	Corgi	Master Replicas	Cards	Intangible Assets (J)	Notes (D)	Repayment (F)	and Warrants (G)	Subtotal	(I)	Pro Forma
	Historical	Historical	Historical							Combined
Sales	19,035	11,330	11,862					42,227	(1,042)	41,185
Cost of Goods Sold	(8,140)	(5,910)	(9,813)					(23,862)	1,042	(22,820)

Gross Profit	10,895	5,421	2,050	—	—	—	—	18,365	—	18,365
Selling, General, and Administrative Expenses	(10,331)	(7,217)	(2,561)	(316)				(20,425)		(20,425)

Operating Income (Loss)	564	(1,797)	(511)	(316)	—	—	—	(2,060)	—	(2,060)
Other Income (Expense):
Interest Income	19	5	5					29		29
Interest Expense	(1,124)	(83)	(333)		864	247	—	(429)		(429)
Other Income (Expense)	(343)	(380)	—				380	(343)		(343)

Income (Loss) Before Income Taxes	(884)	(2,254)	(839)	(316)	864	247	380	(2,803)	—	(2,803)
Income Tax Benefit (Expense) (K)	—	562	252	133	(363)	(104)	(160)	321		321

Income (Loss) From Continuing Operations	(884)	(1,692)	(587)	(184)	501	143	220	(2,482)	—	(2,482)

Net Income (Loss) Per Share from Continuing Operations (L):
Basic	(0.52)									(0.25)
Diluted	(0.52)									(0.25)
Weighted Average Number of Shares (L):
Basic	1,696,157									9,800,841
Diluted	1,696,157									9,800,841

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
Unaudited Pro Forma Condensed Combined Statement of Income
For the Twelve Months Ended March 31, 2006
(U.S. Dollars in Thousands, Except Share Data)

				Pro Forma Adjustments
		Master		Amortization of	Debt		Eliminations
	Corgi	Replicas	Cards	Intangible Assets (J)	Repayment (F)	Subtotal	(I)	Pro Forma
	Historical	Historical	Historical					Combined
Sales	36,092	49,010	27,429			112,531	(6,776)	105,755
Cost of Goods Sold	(24,295)	(22,086)	(24,854)			(71,235)	6,776	(64,459)

Gross Profit	11,797	26,924	2,575	—	—	41,296	—	41,296
Selling, General, and Administrative Expenses	(21,398)	(20,153)	(5,475)	(633)		(47,659)		(47,659)
Impairment Loss on Goodwill	(18,368)	—	—			(18,368)		(18,368)

Operating Income (Loss)	(27,969)	6,771	(2,900)	(633)	—	(24,731)	—	(24,731)
Other Income (Expense):
Interest Income	79	45	36			160		160
Interest Expense	(483)	(160)	(375)		132	(886)		(886)
Other Income (Expense)	(43)	—	—			(43)		(43)

Income (Loss) Before Income Taxes	(28,416)	6,655	(3,239)	(633)	133	(25,500)	—	(25,500)
Income Tax Benefit (Expense) (K)	(1,988)	(2,230)	662	266	(55)	(3,347)		(3,347)

Income (Loss) From Continuing Operations	(30,404)	4,425	(2,577)	(367)	77	(28,847)	—	(28,847)

Net Loss Per Share from Continuing Operations (L):
Basic	(18.68)							(2.96)
Diluted	(18.68)							(2.96)
Weighted Average Number of Shares (L):
Basic	1,627,326							9,732,010
Diluted	1,627,326							9,732,010

CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION
1.	Basis of Presentation
For accounting purposes Master Replicas is considered to be acquiring both Corgi and Cards in the merger.

In determining the allocation of purchase price, the book value of the net assets of Cards has been used as of September 30, 2006 and the book value of the net assets of Corgi has been used as of September 30, 2006. For Cards, 612,213 shares, with a market value of $3,428,393 as of the date of the close of the merger, are held in escrow to cover certain representations and warranties made by the Cards shareholders and an earn out adjustment warranty relating to Cards’ revenues and earnings for fiscal years 2008 and 2009. These shares held in escrow have been excluded from the calculation of purchase price allocable to excess purchase price for the Cards’ acquisition. No consideration has been included herein since the performance criteria related to the earn out adjustment, which represents substantially all of the shares held in escrow, have not yet been met and are not expected to be met beyond reasonable doubt.

The final allocation of purchase price will be determined after additional analyses and independent appraisals are performed to determine the fair value of Cards’ and Corgi’s tangible and identifiable intangible assets and liabilities as of the date the merger was completed. Changes in the fair value of the net assets of Cards and Corgi as of the date of the merger will change the amount of the purchase price allocable to excess purchase price or goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments.

For purposes of this unaudited pro forma financial information, the shares of Corgi common stock are recorded at $5.60, the closing price of Corgi stock on December 26, 2006. For the purpose of determining the measurement date to value the securities issued, the date of the consummation of the merger transaction was assumed since it approximated the earliest date on which the number of shares and other considerations became fixed, which was on December 20, 2006. The excess purchase price and all merger costs have been allocated to Goodwill and Other Intangible Assets. Pursuant to management’s preliminary assessment, twenty five percent of the pro forma combined Goodwill and Other Intangible Assets is attributed herein to amortizable intangible assets with an estimated five year life.

The pro forma financial information includes estimated adjustments to reflect the issuance of shares to effect the merger, the private placement of $17.6 million of stock and warrants, the conversion of $5.65 million of Promissory Notes, the repayment of debt with the proceeds from the private placement, the recognition of estimated additional acquisition costs not reflected in the historical financial statements presented herein, the conversion of $2.8 million of Redeemable Convertible Preferred Stock, the disposition of the Zindart Manufacturing division owned by Corgi as a condition of the merger, and the elimination of intercompany transactions between Master Replicas and Cards Inc.

Certain reclassifications have been made to the balance sheets and statements of income of Master Replicas, Cards and Corgi to provide a consistent representation across all three companies.

The pro forma financial information for the merger is included as of and for the six month period September 30, 2006, and for the 12 month period ended March 31, 2006. The unaudited pro forma information is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed as of September 30, 2006 for the pro forma combined balance sheet information provided herein, or as of April 1, 2005 for the pro forma combined results of operations provided herein, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

2.	Pro Forma Adjustments
A.	Merger Costs
Master Replicas estimates approximately $2.2 million of additional merger costs to be incurred after September 30, 2006. These costs include, among other things, legal, accounting and other professional fees. The adjustment to the unaudited pro forma financial information assumes that these costs are paid as of September 30, 2006 and are recorded as Goodwill and Other Intangible Assets.

CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION
B.	Acquisition of Cards Inc. Limited
On November 2, 2006, Corgi entered into an acquisition agreement, pursuant to which it agreed to purchase all of the outstanding shares of Cards, a Waterford, England-based, non-public manufacturer and distributor of pop culture collectibles, gifts and toys in the United Kingdom and Europe, in exchange for Corgi ADSs. In connection with the acquisition of Cards, Corgi issued a total of 1,191,110 ADSs to Cards’ shareholders in a transaction meeting the safe harbor requirements of Regulation S under the Securities Act, of which 612,213 ADSs were held in escrow to cover certain representations and warranties made by the Cards’ shareholders, and an earn out adjustment warranty relating to Cards’ revenues and earnings for fiscal years 2008 and 2009. The acquisition closed on December 20, 2006.

In determining the allocation of purchase price, the book value of the net assets of Cards has been used as of September 30, 2006 as management believes it represents a reasonable approximation of fair value of the assets. The final allocation of purchase price will be determined after additional analyses and independent appraisals are performed to determine the fair value of Cards’ tangible and identifiable intangible assets and liabilities as of the date the merger is completed. The value of the transaction is assumed to exclude the shares held in escrow to cover the representations and warranties made by the Cards shareholders and an earn out adjustment warranty relating to Cards’ revenues and earnings for fiscal years 2008 and 2009. No consideration has been included herein since the performance criteria related to the earn out adjustment which represents substantially all of the shares held in escrow, have not yet been met and are not expected to be met beyond reasonable doubt.

For the purpose of determining the measurement date to value the securities issued, the date of the consummation of the merger transaction was assumed since it approximated the earliest date on which the number of shares and other considerations became fixed, which was on December 20, 2006.

The adjustment for the allocation of excess purchase price in the unaudited pro forma financial information has been determined as follows:

Number of Corgi ADSs issued (excluding 612,213 shares held in escrow)	578,897
Closing Price of Corgi ADSs as of December 26, 2006	$5.60
Value of ADSs issued	3,241,823
Less book value of net assets of Cards as of September 30, 2006	(441,586)

Excess Purchase Price Allocated to Goodwill and Other Intangible Assets	2,799,838

C.	Acquisition of Corgi International Limited
On October 4, 2006, Master Replicas Inc., a non public Delaware corporation and manufacturer and marketer of movie and television prop replicas entered into an Agreement and Plan of Merger with Corgi and LightSaber Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Corgi, whereby LightSaber Acquisition Corp. merged with and into Master Replicas and Master Replicas continued as the surviving corporation. As a result of the merger, the outstanding shares of Master Replicas common stock and preferred stock were converted into 3,956,867 Corgi ADSs. The acquisition closed on December 26, 2006. For financial accounting purposes, Master Replicas is the acquiror.

In determining the allocation of purchase price, the book value of the net assets of Corgi has been used as of September 30, 2006 as management believes it represents a reasonable approximation of fair value of the assets of Corgi. The final allocation of purchase price will be determined after additional analyses and independent appraisals are performed to determine the fair value of Corgi’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. The value attributable to outstanding Corgi options and warrants is not material and no value is presented herein.

CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION
The adjustment for the allocation of excess purchase price in the unaudited pro forma financial information has been determined as follows:

Number of Corgi ADSs Outstanding as of September 30, 2006, adjusted for 6 for 1 reverse stock split on December 20, 2006	1,696,157
Number of Corgi ADSs Issued for Conversion of Promissory Notes	902,414

Number of Corgi ADSs Outstanding	2,598,571

Value of ADSs issued:
Closing Price of Corgi ADSs as of December 26, 2006	$5.60
Value of ADSs issued	14,551,998

Adjusted Net Book Value:
Corgi book value of net assets as of September 30, 2006, exclusive of goodwill	5,165,600
Less Loss on Disposition of Zindart	(152,068)
Plus Conversion of Promissory Notes	2,657,973

Adjusted Net Book Value	7,671,506

Excess Purchase Price	6,880,492
Less Goodwill as of September 30, 2006	(16,944,000)

Adjustment of Goodwill	(10,063,508)

For the purpose of determining the measurement date to value the securities issued, the date of the consummation of the merger transaction was assumed since it approximated the earliest date on which the number of shares and other considerations became fixed, which was on December 20, 2006.
D.	Promissory Notes
In conjunction with the merger, the holders of $5.65 million of Corgi convertible promissory notes and warrants agreed to convert their promissory notes, plus all accrued interest thereon, into 902,414 newly issued Corgi ADSs. The accrued interest through September 30, 2006 was $212,000. The amortization of the discount that originated from the recognition of the beneficial conversion option and the allocation of proceeds on a relative fair value basis to the detached warrants through September 30, 2006 was $651,738. The carrying value of the promissory notes as of September 30, 2006 was $2,445,973. The adjustment to eliminate the interest expense and amortization of discount has been made in the six month period ended September 30, 2006. No adjustment for interest expense and amortization of discount is made for the twelve month period ended March 31, 2006 since the promissory notes were not in existence during that period. The pro forma information provided herein assumes that all provisions of the promissory note agreement were met and that the shares have been registered, thereby avoiding penalty clauses.

E.	Equity Financing
A condition of the merger agreement required that Corgi obtain at least $10 million in gross proceeds from a financing that would close in connection with the merger. On November 15, 2006, Corgi signed a binding agreement to raise $17.6 million in equity through the issuance of shares and warrants resulting in the issuance of 2,666,506 new shares of Corgi. The financing closed on December 20, 2006. The pro forma information provided herein assumes that all provisions of the financing agreement were met and that the shares have been registered. Estimated financing costs of approximately $100,000 have been deducted directly from the equity raised.

F.	Debt Repayment
Subsequent to the merger, and pursuant to a verbal agreement with Barclays Bank PLC that the debt would be paid upon closing of the merger, Corgi paid down $4.3 million of Cards’ debt, bank fees and interest owed to Barclays Bank PLC. The interest incurred on this debt was $132,582 for the twelve months ended March 31, 2006 and $246,528 for the six months ended September 30, 2006.

CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

G.	Redeemable Convertible Stock and Warrants
In conjunction with the merger, Master Replicas’ redeemable convertible Series B preferred stock and warrants were converted to common stock. The adjustment for the change in the fair value of the warrants has been reflected in the six month period ended September 30, 2006.

H.	Disposition of Zindart
A condition of the merger agreement required that Corgi dispose of its Zindart Manufacturing division including its related business, Dongguan Xinda Giftware Co., Ltd. Accordingly, on November 3, 2006, Corgi entered into an agreement with a third party to sell to that third party, for nominal consideration, all of Corgi’s rights in the issued share capital of Zindart Manufacturing Limited, the equity capital of Dongguan Xinda, and a factory, including certain real property and improvements, located at Dongguan Hengli Tiankeng Community, Dongguan, Guangdong Province, People’s Republic of China.

Corgi agreed to bear one-half of all taxes and fees imposed by any government authority in the People’s republic of China in connection with the transfer, to a maximum of $1 million. Corgi estimates its one-half share of this obligation to be $750,000. Corgi also agreed to assume or pay a number of Zindart obligations and transactional expenses of approximately $1.1 million in connection with the sale. The sale closed on December 20, 2006.

I.	Intercompany Transactions
The unaudited pro forma results are adjusted for the following intercompany sales transactions:

Master Replicas sales to Cards for the twelve months ended March 31, 2006	6,775,790
Master Replicas sales to Cards for the six months ended September 30, 2006	1,042,240
Master Replicas trade accounts receivable due from Cards as of September 30, 2006	655,733
J.	Amortization of Intangible Assets
The excess purchase price and all merger costs have been allocated to Goodwill and Other Intangible Assets. Pursuant to management’s preliminary assessment, twenty five percent of the pro forma combined Goodwill and Other Intangible Assets is attributable to amortizable intangible assets with an estimated five year life.

K.	Income Tax Provision
Corgi, Master Replicas and Cards and their subsidiaries file taxes in several different tax jurisdictions. As a result, no adjustment has been made in the pro forma financial information for any changes to the historical tax provision of the combined company. All adjustments included in the pro forma financial information assume a provision for income taxes based on the statutory federal and state income tax rates for Master Replicas. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Corgi, Master Replicas and Cards filed consolidated income tax returns for the periods presented.

L.	Weighted Average Shares Outstanding
Historical weighted average shares outstanding for Corgi have been adjusted for a six for one stock combination effective on December 20, 2006. No options or warrants have been included in the number of diluted shares outstanding for the pro forma combination of Corgi, Master Replicas and Cards since the pro forma combined losses would have caused the effect to be anti-dilutive.

A reconciliation of the historic basic weighted average shares outstanding to the pro forma combined weighted average shares outstanding is as follows for the six month period ended September 30, 2006:

Historical basic weighted average shares outstanding	10,176,943
Historical basic weighted average shares outstanding adjusted for 6 for 1 reverse stock split effective December 20, 2006	1,696,157
Plus Conversion of Promissory Notes	902,414
Plus Issuance of New Equity	2,666,506
Plus Shares Issued to Master Replicas	3,956,867
Plus Shares Issued to Cards	578,897

Pro forma combined weighted average shares outstanding	9,800,841

CORGI INTERNATIONAL LIMITED, MASTER REPLICAS INC. AND CARDS INC. LIMITED
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION
A reconciliation of the historic basic weighted average shares outstanding to the pro forma combined weighted average shares outstanding is as follows for the twelve month period ended March 31, 2006:

Historical basic weighted average shares outstanding	9,763,957
Historical basic weighted average shares outstanding adjusted for 6 for 1 reverse stock split effective December 20, 2006	1,627,326
Plus Conversion of Promissory Notes	902,414
Plus Issuance of New Equity	2,666,506
Plus Shares Issued to Master Replicas	3,956,867
Plus Shares Issued to Cards	578,897

Pro forma combined weighted average shares outstanding	9,732,010